# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: cbdMD, INC., CIK 0001644903
CUSIP: 12482W409
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2101 Westinghouse Blvd., Suite A, Charlotte, North Carolina (NC), 28273
Date of event which requires filing of this statement: 12/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001817655

## Reporting persons
- CRC Investment Fund LP: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 361,400; sole dispositive power 0; shared dispositive power 361,400; aggregate amount beneficially owned 361,400 (4.1% of the class)
  Comment: * See footnotes under Item 4
- NM 2018 Trust dated April 4, 2018: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); sole voting power 0; shared voting power 56,875; sole dispositive power 0; shared dispositive power 56,875; aggregate amount beneficially owned 56,875 (0.6% of the class)
  Comment: * See footnotes under Item 4.
- AMC Legacy Trust dated December 21, 2012: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 17,875; sole dispositive power 0; shared dispositive power 17,875; aggregate amount beneficially owned 17,875 (0.2% of the class)
  Comment: * See footnotes under Item 4
- Clark R. Crosnoe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 436,150; sole dispositive power 0; shared dispositive power 436,150; aggregate amount beneficially owned 436,150 (4.9% of the class)
  Comment: * See footnotes under Item 4

## Item 1. Issuer
Name of issuer: cbdMD, INC.
Address of issuer's principal executive offices: 2101 Westinghouse Blvd., Suite A Charlotte, North Carolina 28273

## Item 2. Person Filing
Name of person filing: (i) CRC Investment Fund LP ("CRC LP"), (ii) NM 2018 Trust dated April 4, 2018 ("NM 2018 Trust"), (iii) AMC Legacy Trust dated December 12, 2021 ("AMC Legacy Trust"), (iv) Clark R. Crosnoe
Address of principal business office or, if none, residence: 4801 W. Lovers Lane Dallas, Texas 75209
Citizenship: (i) Texas, (ii) Tennessee, (iii) Texas, (iv) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover pages.
Percent of class: See row 11 of the cover pages.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover pages.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition:
See row 8 of the cover pages.

Mr. Crosnoe is the sole member of CRC Investment Fund GP, LLC, the general partner of CRC LP., and has investment authority with respect to the securities directly beneficially owned by NM 2018 Trust and AMC Legacy Trust. Mr. Crosnoe disclaims beneficial ownership of securities directly beneficially owned by CRC LP and each of the trusts except to the extent of his pecuniary interest therein.

Percent of class owned is based on 8,919,410 outstanding common shares as of November 6, 2025 (as disclosed in the Issuer's Form S-1 filed with the SEC on November 7, 2025).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CRC Investment Fund LP: /s/ Clark R. Crosnoe, Clark R. Crosnoe, Managing Member (12/19/2025)
- NM 2018 Trust dated April 4, 2018: /s/ Clark R. Crosnoe, Clark R. Crosnoe, Attorney-in-Fact (12/19/2025)
- AMC Legacy Trust dated December 21, 2012: /s/ Clark R. Crosnoe, Clark R. Crosnoe, Attorney-in-Fact (12/19/2025)
- Clark R. Crosnoe: /s/ Clark R. Crosnoe, Clark R. Crosnoe (12/19/2025)